Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

March 17, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2113

Consumer Innovation Portfolio, Series 1

File Nos. 333-253084 and 811-03763

Dear Mr. Bartz:

           This letter responds to your comment letter dated March 10, 2021, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2113, filed on February 12, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Consumer Innovation Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy (Page 2)

           1.       The second paragraph of this section states that “[t]he trust may invest in U.S.-listed common stocks, which may include the common stocks of U.S. and non-U.S. companies.” (Emphasis added.) Please revise this sentence to state that “[t]he trust will invest in U.S.-listed common stocks, which may include the common stocks of U.S. and non-U.S. companies.”

Response:       The disclosure has been revised as requested in response to this comment.

           2.       Please explain to us whether the trust will invest in emerging market companies. If so, and it is a principal investment strategy of the trust, please so disclose in this section and provide appropriate risk disclosure.

Response:       The trust will not invest in emerging market companies.

Investment Summary — Principal Investment Strategy (Page 3)

           3.       The second sentence of the first paragraph of this section states the sponsor begins with a universe of approximately 100-125 securities. Please disclose how the sponsor selects the initial universe of securities, e.g., selected from the S&P 500 index.

Response:       The trust will begin with an universe consisting of all the securities included in the following indices: Dow Jones U.S. Large-Cap Total Stock Market Total Return Index, Dow Jones U.S. Small-Cap Total Stock Market Total Return Index, S&P Composite 1500® Index, Nasdaq-100 Index and Russell 1000® Index. From that universe, the sponsor will identify approximately 125-150 securities of companies that the sponsor believes to be innovative and bringing disruption to their industry based upon a number of factors. The prospectus has been amended to describe this starting universe and list the factors that the sponsor considers for the selection of innovative companies.

           4.       The first four bullet points of this section use the word “may” in discussing the selection criteria. Since the sponsor “may” or “may not” apply each criteria, the security selection discussion is discretionary and does not specifically describe the process. Please explain to us why a discretionary selection process is consistent with the disclosure that the security selection is a “disciplined process.” We may have additional comments based on your response.

Response:       The sponsor recognizes that a company that it deems to be innovative may not be favorable investment if the company is not attractively valued and cannot offer growth potential. In order to select companies that may help achieve the investment objective of the trust, the sponsor screens the universe of innovative companies using a number of metrics that may indicate that a company is an attractive investment. The process is disciplined because the sponsor has a defined internal procedure that indicates what metrics should be used. For any given company, one metric may be more determinative than another. A process that is disciplined (i.e., has a procedure with defined metrics to evaluate) does not have to be determinative and may be discretionary. Therefore, the sponsor believes that the current disclosure that a disciplined process is applied is appropriate.

           5.       The last bullet point in this section states that the sponsor favors companies that possess a “strong competitive position” among their domestic and global peers. Please disclose examples of the criteria used by the sponsor in determining whether a company has a “strong competitive position.”

Response:       In response to this comment, the following will be added to the end of the bullet: “Examples of a strong competitive position include, but are not limited to, possessing proprietary technology or processes, a brand strength, network effects, superior management or an absolute cost advantage.”

           We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren